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February 20, 2004

B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Toronto Stock Exchange

Dear Sirs:

RE: STANTEC INC.
    ANNUAL MEETING OF SHAREHOLDERS

On behalf of our principal, Stantec Inc., we wish to confirm the following dates regarding their Annual Meeting of Shareholders:

DATE OF MEETING                              May 6, 2004
RECORD DATE                                  March 19,2004
MATERIAL MAIL DATE                           April 5,2004

APPLICABLE SECURITIES                        CUSIP NO.

        Common Shares                        CA 85472N109 6

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Deanna Henderson
Associate Manager
Client Relations
(403) 232-2421

cc: Stantec Inc.
    Attn: R. Nyman
    rnyman@stantec.com